EXHIBIT 12

 UNITED TECHNOLOGIES CORPORATION AND SUBSIDIARIES
Statement Re: Computation of Ratios

(Millions of Dollars)

	2001	2000	1999	1998	1997

Fixed Charges:
Interest expense	$426	$382	$260	$197	$188
Interest capitalized	22	18	15	12	10
One-third rents*	68	65	65	77	80
	$516	$465	$340	$286	$278
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Earnings:
Income from continuing operations before minority interests	$2,807	$2,758	$1,257	$1,810	$1,574

Fixed charges per above	516	465	340	286	278
Less: interest capitalized	(22)	(18)	(15)	(12)	(10)
	494	447	325	274	268
Amortization of interest capitalized	18	21	25	31	34

Total Earnings	$3,319	$3,226	$1,607	$2,115	$1,876
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Ratio of Earnings to Fixed Charges	6.43	6.94	4.73	7.40	6.75
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* Reasonable approximation of the interest factor.